MATERIAL CHANGE REPORT

SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27

Item 1.	Reporting Issuer
Zi Corporation (the "Corporation") Suite 2100, 840 - 7th Avenue S.W. Calgary, Alberta T2P 3G2
Item 2.	Date of Material Change
January 26, 2004
Item 3.	Press Release
A press release disclosing the material change was issued by the Corporation on January 27, 2004, through CCN Matthews newswire service.
Item 4.	Summary of Material Change
The Corporation announced completion of US$1 Million in short term financing.
Item 5.	Full Description of Material Change
Zi Corporation, announced that it has entered into an agreement with an affiliate of a Canadian registered securities dealer to borrow US$1 million under a short term credit facility secured by five million shares of the 29.75 million shares of Magic Lantern Group, Inc. (AMEX:GML) owned by Zi. Under a fiscal agency agreement signed with the affiliate, Zi issued 400,000 options to purchase common shares of Zi at CDN $3.25. Proceeds of the financing were used to meet certain obligations due on December 31, 2003, and for working capital purposes.
Item 6.	Reliance on Section 118(2) of the Securities Act
Not Applicable
Item 7.	Omitted Information
Not Applicable
Item 8.	Senior Officers
The name and business number of the senior officer of the Corporation who is knowledgeable about the material change and this report is:
Dale Kearns - Chief Financial Officer Telephone: (403) 233-8875
Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to in this report.

    DATED at the City of Calgary, in the Province of Alberta, this 28th day of January, 2004.

ZI CORPORATION

Per:	/s/ Dale Kearns
Dale Kearns Chief Financial Officer